Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K, or this Report, submitted to the Securities and Exchange Commission, or the SEC, on August 11, 2021.  We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021, or our Annual Report.

We present our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended September 30, 2021 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021, which was £1.00 to $1.3470. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

We have historically conducted our business through Immunocore Limited, and therefore our historical consolidated financial statements previously presented the consolidated results of operations of Immunocore Limited. Following the completion of our initial public offering, or IPO, in February 2021, our consolidated financial statements present the consolidated results of operations of Immunocore Holdings plc.

Unless otherwise indicated or the context otherwise requires, all references to “Immunocore,” the “Company,” “we,” “our,” “us” or similar terms refer to Immunocore Holdings plc.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Overview

We are a late-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

To date, we have dosed over 700 cancer patients with our ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our clinical programs are being conducted with patients with a broad range of cancers including lung, bladder, gastric, head and neck and ovarian, among others. Our lead product candidate, tebentafusp, is undergoing Priority Review and Accelerated Assessment Procedure by the U.S. Food and Drug Administration, or the FDA, and European Medicines Agency, or EMA, respectively, following acceptance of our Biologics License Application, or BLA, in the United States and our Marketing Authorisation Application, or MAA, in Europe.  Tebentafusp demonstrated superior overall survival (OS) in a Phase 3 randomized clinical trial, and we believe this is the first TCR to demonstrate survival benefit, the first bispecific t-cell engager to improve OS in solid tumor, and first immunotherapy in low tumor mutational burden. Tebentafusp is the lead candidate from our ImmTAX platform and has the potential to be the first new therapy in uveal melanoma in four decades. Our following ImmTax product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

Our ImmTAC Platform (Oncology)

•
Tebentafusp, our ImmTAC molecule targeting an HLA-A*02:01 gp100 antigen, demonstrated monotherapy activity and achieved the primary endpoint of superior overall survival in a randomized Phase 3 clinical trial in patients with previously untreated metastatic uveal melanoma. The OS Hazard Ratio (HR) in the intent-to-treat population favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 12% ipilimumab; 6% dacarbazine). The FDA accepted the submission of the BLA, in the third quarter of 2021. The FDA will review the BLA for tebentafusp (IMCgp100) under the Real-Time Oncology Review (RTOR) pilot program, an initiative of the FDA’s Oncology Center of Excellence designed to expedite the delivery of safe and effective cancer treatments to patients.  Tebentafusp is also being reviewed under the FDA’s Project Orbis initiative, which enables concurrent review by the health authorities in partner countries that have requested participation. The EMA, the United Kingdom’s Medicines and Healthcare Regulatory Agency, or MHRA, and the Australian Government of Health have accepted the submission of the MAA. Over 150 patients have accessed tebentafusp through the global early access program across 14 countries.

•
IMC-C103C, our ImmTAC molecule targeting an HLA-A*02:01 MAGE-A4 antigen, is currently being evaluated in a first-in-human, Phase 1/2 dose escalation trial in patients with solid tumor cancers including non-small-cell lung cancer, or NSCLC, gastric, head and neck, ovarian and synovial sarcoma. As of June 30, 2021, we have enrolled 39 patients in the Phase 1 study. Early pharmacodynamic data indicate that IMC-C103C monotherapy is demonstrating biological activity at the doses currently under evaluation. We will report Phase 1 initial data from the trial at the onsite and online European Society of Medical Oncology Immuno-Oncology (ESMO IO) Congress in December 2021. The company will host an investor call on December 6th that will be accessible via the ‘Investor Relations’ section of the Company’s website.

•
IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02:01 PRAME antigen is currently being evaluated in a first-in-human, Phase 1/2 dose escalation trial in patients with multiple solid tumor cancers. PRAME is overexpressed in many solid tumors including NSCLC, SCLC, endometrial, ovarian, melanoma, and breast cancers. As of June 30, 2021, we have enrolled 23 patients in the Phase 1 study. Early pharmacodynamic data indicate that IMC-F106C monotherapy is demonstrating biological activity at the doses currently under evaluation. We anticipate reporting Phase 1 initial data from the trial in mid-2022.

Our ImmTAV Platform (Infectious Diseases)

•
IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is our most advanced ImmTAV program and is currently being evaluated in a Phase 1/2 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV and we initiated dosing in our Phase 1 single ascending dose, or SAD, trial in the second quarter of 2021.

•
IMC-M113V, our ImmTAV molecule targeting a human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, is currently in pre-clinical development. We anticipate regulatory submission to enable clinical testing during the second half of 2021.

Significant Events in the Three Months Ended September 30, 2021

On September 22, 2021, we announced The New England Journal of Medicine, or NEJM, published online data from our IMCgp100-202 Phase 3 randomized clinical trial of tebentafusp in metastatic uveal melanoma, or mUM, where the OS Hazard Ratio, or HR, in the intent-to-treat population favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71). The NEJM paper concluded that tebentafusp prolonged overall survival compared to investigator’s choice in previously untreated mUM.

On September 20, 2021, we presented new data and analysis from tebentafusp (IMCgp100) at the European Society for Medical Oncology (ESMO) Congress. The findings presented in an oral presentation, by Alexander N. Shoushtari MD, medical oncologist at Memorial Sloan Kettering Cancer Center, demonstrated that 70% of evaluable patients had a reduction in ctDNA by Week 9 and the degree of reduction reduction by Week 9 in circulating tumor DNA (ctDNA) while on tebentafusp was strongly associated with overall survival (OS).

On September 8, 2021, we announced the MHRA has accepted our MAA seeking approval of tebentafusp for the treatment of patients with mUM.

On August 24, 2021, we announced the FDA has accepted our BLA submission of tebentafusp for the treatment of patients with mUM. The FDA has granted us priority review, a designation for drugs which, if approved, may provide significant improvements in the safety and effectiveness of the treatment of serious conditions. Priority review designation shortens the review period from the standard ten months to six months from the filing acceptance of the BLA, and therefore, there is an expected Prescription Drug User Fee Act, or PDUFA, target action date of February 23, 2022.

The FDA will review the BLA for tebentafusp under the RTOR pilot program, an initiative of the FDA’s Oncology Center of Excellence designed to expedite the delivery of safe and effective cancer treatments to patients.  Tebentafusp is also being reviewed under the FDA’s Project Orbis initiative, which enables concurrent review by the health authorities in partner countries that have requested participation.  Previously, the FDA granted Breakthrough Therapy Designation to tebentafusp for the treatment of HLA-A*02:01-positive adult patients with unresectable mUM.

On August 24, 2021, we also announced the EMA’s Committee for Medicinal Products for Human Use, or CHMP, accepted our MAA. In July, the EMA agreed to our request for accelerated assessment of the MAA based on the determination that tebentafusp is a product of major interest for public health and therapeutic innovation. Accelerated assessment potentially reduces the time frame for the CHMP and Committee for Advanced Therapies, or CAT, to review a MAA for an “Advanced Therapy Medicinal Product.”. While the CHMP review period of a MAA can take up to 210 days, the accelerated assessment reduces the timeframe for review of the MAA to 150 days (excluding clock-stops).

Recent Developments since September 30, 2021

On November 9, 2021, we announced the Company presented new clinical data from the metastatic uveal melanoma (mUM) tebentafusp monotherapy program and a Phase 1b study of tebentafusp in combination with durvalumab (anti-PDL1) and/or tremelimumab (anti-CTLA4) in metastatic cutaneous melanoma (mCM) in poster presentation at the Society for Immunotherapy of Cancer (SITC) 36th Annual Meeting.  In a Phase 1b trial in mCM of tebentafusp in combination with checkpoint inhibitors, in which the majority of patients had previously received prior anti-PD(L)1 treatments, the maximum target doses of tebentafusp (68 mcg) plus durvalumab (20 mg/kg) with and with/out tremelimumab (1 mg/kg) were tolerated in both doublet and triplet arms of the study. Preliminary evidence of tebentafusp clinical activity in mCM patients who had prior anti-PD(L)1 therapy, currently an unmet medical need, included 1-year overall survival (OS) rate of 76%.  In mCM patients who were refractory (defined as best response of progressive disease) to prior anti-PD(L)1, the 1-year OS rate was 61%.  In addition, the Company presented a new analysis of baseline gp100 protein tumor expression by immunohistochemistry of tumor biopsies from the Phase 2 and Phase 3 tebentafusp monotherapy mUM trials, where OS benefit was observed across the range of gp100 protein expression. Four additional posters depicting new analyses from tebentafusp in metastatic uveal melanoma, as well as the Company’s proprietary soluble TCR bispecific ImmTAC® platform were also accepted for presentation at the upcoming SITC 36th Annual Meeting.

On October 18, 2021, we announced our entry into an exclusive multi-regional agreement with Medison Pharma Ltd. through which Medison Pharma will help us seek regulatory approval of tebentafusp for the treatment of patients with metastatic uveal melanoma, in Canada, twenty markets across Central Eastern Europe and Israel. Under the agreement, Medison Pharma would also provide assistance with commercialization activities, assuming regulatory approval is received.

Operating Results

Basic and diluted loss per share was £0.69 or $0.93 for the three months ended September 30, 2021 compared to an adjusted £0.72 for the three months ended September 30, 2020.  Basic and diluted loss per share was £2.19 or $2.95 for the nine months ended September 30, 2021 compared to an adjusted £2.02 for the nine months ended September 30, 2020. Total operating loss for the three months ended September 30, 2021 was £31.0 million or $41.7 million compared to £23.4 million for the same period last year, largely due to an increase in employee costs associated with non-cash share-based payment charge. Total operating loss for the nine months ended September 30, 2021 was £97.3 million or $131.1 million compared to £66.0 million for the same period in the prior year, largely due to an increase in employee costs associated with a non-cash share-based payment charge.

Revenue for the three and nine months ended September 30, 2021 was £5.9 million or $8.0 million and £19.9 million or $26.8 million, respectively, as compared to £6.7 million and £22.7 million, respectively, for the three and nine months ended September 30, 2020. For the three and nine months ended September 30, 2021, our research and development expenses were £16.8 million or $22.6 million and £53.2 million or $71.6 million, respectively, as compared to £20.4 million and £57.6 million, respectively, for the three and nine months ended September 30, 2020. For the three and nine months ended September 30, 2021, our administrative expenses were £20.0 million or $27.0 million and £64.0 million or $86.3 million, respectively, compared to £9.7 million and £31.6 million respectively, for the three and nine months ended September 30, 2020 including a £6.4 million and £19.3 million increase, respectively, in the non-cash share-based payment charge.

Cash and cash equivalents are £256.6 million or $345.6 million as of September 30, 2021 compared to £129.7 million as of December 31, 2020.

Components of Results of Operations

 Revenue from Collaboration Agreements

Our revenue is primarily derived from our collaboration agreements with Genentech, GSK and Eli Lilly. Our revenue from collaboration agreements consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses. To the extent that existing or potential future collaborations generate revenue, such revenue may vary due to many uncertainties in the development of our product candidates and other factors.

As of September 30, 2021, we have received a total of $216.8 million in upfront and milestone payments, intended to fund the research and development activities under each contract. As part of the agreements, we contribute our ImmTAC technology and commit to participate in joint research activities. In addition, we agree to license, or option certain target rights and the possible product candidates developed under the collaboration. The agreements provide for future payments if development, regulatory or sales milestones are achieved. In addition, we are entitled to future royalties. The uncertainty of achieving these certain milestones significantly impacts our ability to project revenue.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our accounting policy.

Pre-Product Revenue

While we have recognized pre-product revenue for the sale of tebentafusp under a compassionate use program in France, we have not generated any revenue from the sale of marketed pharmaceutical products to date. If our development efforts for our product candidates are successful and result in regulatory marketing approval of a product candidate, we may generate more significant revenue in the future from product sales. However, there can be no assurance as to when we will generate such revenue, if at all.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries and share-based compensation expense, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses, costs associated with maintaining laboratory equipment, and pre-launch inventory provision costs. All research and development expenses are expensed as incurred due to scientific uncertainty. Those research and development expenses incurred with external organizations to undertake research and development activities on our behalf typically relate to clinical programs and are assigned to the individual programs, however for pre-clinical programs and other research spend incurred externally, such spend is typically not assigned to individual programs. Internal research and development expenses typically relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

We expect our research and development expenses to remain significant in the future as we advance existing and future product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We maintain our headcount at a level required to support our continued research activities and development of our product candidates. Clinical trials generally become larger and more costly to conduct as they advance into later stages. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Several of our research and development programs are at an early stage. We must demonstrate the safety and efficacy of our product candidates in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, our collaboration partners may abandon projects that might previously have been believed to be promising;
•	we, our collaboration partners, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;
•	our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;
•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and
•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

Administrative Expenses

Administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for corporate and other administrative and operational functions including finance, legal, human resources, pre-commercial expenses, information technology, as well as facility-related costs.

Due to our substantial increase in planned research and development expenses, as explained above, we also expect that our administrative expenses will increase. We expect that we will incur increased accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and public relations expenses associated with being a public company. We anticipate that the additional costs for these services will substantially increase our administrative expenses. Additionally, if and when we receive regulatory approval of a product candidate, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Net Other Operating (Loss) / Income

Net other operating (loss) / income consists primarily of profit on derecognition of leases, the profit or loss arising on the disposal of property, plant and equipment and sublease income.

Finance Income

Finance income arises primarily from interest income on cash and cash equivalents, short-term deposits and gains on entering into sub-lease arrangements on leasehold properties as recognized under the accounting standard IFRS 16 “Leases” and gains arising on changes in the fair value of an embedded derivative asset and derivative liability.

Finance Costs

Finance costs consist of the movement in fair value of an embedded derivative asset and derivative liability and interest expenses related to financial liabilities and lease liabilities as recognized under the accounting standard IFRS 16, “Leases”.

Income Tax Credit

Our income tax balance largely comprises research and development tax credits. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development.

We are subject to corporate taxation in the United Kingdom. Our wholly owned U.S. subsidiaries, Immunocore LLC and Immunocore Commercial LLC, are subject to corporate taxation in the U.S. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme if our U.K. subsidiary no longer qualified as a small or medium-sized company. However, we may be able to file under a large company scheme if this occurred, and transitional provisions may also apply.

Un-surrendered tax losses are carried forward to be offset against future taxable profits. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized in respect of the unused tax credits for the subsidiary in the U.S.

In the event we generate significant revenues in the future, we may benefit from the U.K. “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Results of Operations

Comparison of the Three Months Ended September 30, 2021 and 2020

The following table summarizes our unaudited consolidated statement of loss for each period presented:

	Three Months Ended September 30,
	2021		2020
	$’000	£’000	£’000
Revenue	7,980	5,924	6,652
Research and development expenses	(22,627)	(16,798)	(20,409)
Administrative expenses	(27,005)	(20,048)	(9,714)
Net other operating (loss) income	(38)	(28)	52
Operating loss	(41,690)	(30,950)	(23,419)
Finance income	11	8	367
Finance costs	(1,774)	(1,317)	(570)
Non-operating expense	(1,763)	(1,309)	(203)
Loss before taxes	(43,453)	(32,259)	(23,622)
Income tax credit	2,862	2,125	4,265
Loss for the period	(40,591)	(30,134)	(19,357)

The results for the three months ended September 30, 2021 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

Revenue

	Three Months Ended September 30,
	2021		2020
	$’000	£’000	£’000
GSK	1,701	1,263	1,944
Eli Lilly	—	—	424
Genentech	5,640	4,187	4,284
Total collaboration revenue	7,341	5,450	6,652
Pre-product revenue	639	474	—
Total revenue	7,980	5,924	6,652

For the three months ended September 30, 2021, revenue from collaboration agreements decreased by £1.2 million to £5.5 million compared to £6.7 million for the three months ended September 30, 2020.  This is due primarily to a decrease in revenue recognised under the GSK collaboration of £0.7 million.  GSK elected not to progress a pre-clinical target during the fourth quarter of 2020 and the balance of deferred revenue of £2.0 million was released in full, which resulted in no further revenue for this target being recognized in 2021. This decrease was partially offset by GSK electing not to progress the final program under the collaboration during the three months ended September 30, 2021, which resulted in the full release of the associated balance of deferred revenue of £0.7 million.

In addition, no revenue has been recognized from the Eli Lilly collaboration during the three months ended September 30, 2021, while a review is undertaken of the two ongoing programs.

These decreases in collaboration revenue were partially offset by pre-product revenue relating to the sale of tebentafusp under a compassionate use program in France during the three months ended September 30, 2021.

Research and Development Expenses

	Three Months Ended September 30,
	2021		2020
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	6,262	4,649	9,306
IMC-F106C (PRAME)	2,311	1,715	350
IMC-C103C (MAGE-A4)	2,185	1,622	1,710
IMC-I109V(HBV)	101	75	1,549
Other programs	2,458	1,825	1,685
Research expenses	125	93	116
Total external research and development expenses	13,442	9,979	14,716
Internal research and development expenses:
Headcount related expenses	7,070	5,249	4,007
Laboratory consumables	1,340	995	1,227
Laboratory equipment expenses	753	559	448
Other	22	16	11
Total internal research and development expenses	9,185	6,819	5,693
Total research and development expenses	22,627	16,798	20,409

For the three months ended September 30, 2021, our research and development expenses were £16.8 million, as compared to £20.4 million for the three months ended September 30, 2020. This decrease of £3.6 million was primarily attributable to a decrease in external research and development expenses of £4.7 million, which was partially offset by an increase in internal research and development expenses of £1.1 million.

For the three months ended September 30, 2021, our external research and development expenses reduced by £4.7 million.  The is largely attributable to a decrease of £4.7 million in expenses incurred for our tebentafusp program due to a reduction in clinical trial activity as we seek regulatory approval and prepare for commercial launch with the FDA and EMA having accepted our applications for review in August 2021. In addition, costs associated with our IMC-I109V program decreased by £1.5 million due to both clinical study initiation costs incurred during the three months ended September 30, 2020 and a reduction in clinical trial activity in the current period partly due to the ongoing impact of COVID and completion of manufacturing work earlier in the nine months ended September 30, 2021. These decreases were partially offset by an increase of £1.4 million in clinical costs incurred on our IMC-F106C program.

For the three months ended September 30, 2021, our internal research and development expenses increased by £1.1 million.  This is attributable to an increase in headcount related expenses of £1.2 million, largely due to a share-based payment charge of £1.0 million and other staff costs of £0.2 million. This was partially offset by a reduction in laboratory costs of £0.1 million.

Administrative Expenses

For the three months ended September 30, 2021, administrative expenses were £20.0 million, compared to £9.7 million for the three months ended September 30, 2020, an increase of £10.3 million.  The administrative expenses for the three months ended September 30, 2021, of £20.0 million comprised the following:

•	a share based payment charge of £8.2 million, an increase of £6.4 million as a result of share option arrangements in connection with our IPO;
•	other staff related expenses of £3.9 million, an increase of £0.9 million;
•	pre-commercial expenditure related to tebentafusp of £5.1 million, an increase of £4.8 million;
•	legal and professional fees of £2.5 million, an increase of £1.3 million primarily attributable to additional costs incurred as a result of being a public company;
•	depreciation of property, plant and equipment of £1.7 million, an increase of £0.5 million;
•	other corporate costs of £1.9 million, an increase of £0.3 million due to higher internal infrastructure expenditure; and
•
favourable foreign exchange movements of £3.3 million in the three months ended September 30, 2021, compared with unfavorable movements of £0.6 million for the same period in the prior year, a decrease of £3.9 million.

Finance Costs

For the three months ended September 30, 2021, finance costs amounted to £1.3 million, compared to £0.6 million for the three months ended September 30, 2020. This increase of £0.7 million is partly due to an increase in interest expenses on financial liabilities measured at amortized cost of £0.9 million reflecting our loan from Oxford Finance of $50 million which was drawn down on November 6, 2020. The costs include £0.5 million relating to a fee that became due to Oxford Finance upon completion of the IPO.  This is partially offset by a £0.2 million decrease in interest on lease liabilities, reflecting the termination of two leasehold properties subsequent to the three months ended September 30, 2020.

Income Tax Credit

For the three months ended September 30, 2021, the income tax credit amounted to £2.1 million compared to £4.3 million for the three months ended September 30, 2020. This decrease of £2.2 million relates to a reduction in the proportion of operating costs in the period that are eligible for the UK R&D tax credit regime, primarily the non-cash share-based payment charge and pre-commercial expenses incurred in the period together with a reduction in research and development costs of £3.6 million.

Comparison of the Nine Months Ended September 30, 2021 and 2020

The following table summarizes our unaudited consolidated statement of loss for each period presented:

	Nine Months Ended September 30,
	2021		2020
	$’000	£’000	£’000
Revenue	26,842	19,927	22,694
Research and development expenses	(71,598)	(53,154)	(57,566)
Administrative expenses	(86,252)	(64,033)	(31,569)
Net other operating (expense) / income	(94)	(70)	408
Operating loss	(131,102)	(97,330)	(66,033)
Finance income	57	42	1,972
Finance costs	(6,014)	(4,465)	(2,272)
Non-operating expense	(5,957)	(4,423)	(300)
Loss before taxes	(137,059)	(101,753)	(66,333)
Income tax credit	12,957	9,619	11,120
Loss for the period	(124,102)	(92,134)	(55,213)

The results for the nine months ended September 30, 2021 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

Revenue

	Nine Months Ended September 30,
	2021		2020
	$’000	£’000	£’000
GSK	7,973	5,919	4,344
Eli Lilly	—	—	3,522
Genentech	18,230	13,534	14,828
Total collaboration revenue	26,203	19,453	22,694
Pre-product revenue	639	474	—
Total	26,842	19,927	22,694

For the nine months ended September 30, 2021, revenue from collaboration agreements reduced by £3.2 million to £19.5 million compared to £22.7 million for the nine months ended September 30, 2020. This is primarily driven by the Eli Lilly collaboration for which no revenue has been recognised during the nine months ended September 30, 2021, while a review is undertaken of the two ongoing programs.  During the nine months ended September 30, 2020, £3.5 million of revenue was recognized from the Eli Lilly collaboration following a change in program focus. The increase in revenue recognized from the GSK collaboration of £1.6 million is largely due to GSK having forgone their option to acquire an exclusive license to the NY-ESO program and ownership of the program and electing not progress a final program resulting in the balance of deferred revenue being released of £2.5 million and £0.7 million respectively. Revenue under the Genentech collaboration reduced by £1.3 million in the nine months ended September 30, 2021 due to an increase in Genentech activity under the cost-sharing arrangements.

The total decrease in collaboration revenue was partially offset by pre-product revenue relating to the sale of tebentafusp under a compassionate use program in France during the nine months ended September 30, 2021.

Research and Development Expenses

	Nine Months Ended September 30,
	2021		2020
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	24,521	18,204	26,901
IMC-F106C (PRAME)	5,249	3,897	1,254
IMC-C103C (MAGE-A4)	4,807	3,569	3,602
IMC-I109V(HBV)	1,875	1,392	2,396
Other programs	7,612	5,651	4,160
Research expenses	396	294	415
Total external research and development expenses	44,460	33,007	38,728
Internal research and development expenses:
Headcount related expenses	21,211	15,747	14,325
Laboratory consumables	4,040	2,999	3,250
Laboratory equipment expenses	1,856	1,378	1,201
Other	31	23	62
Total internal research and development expenses	27,138	20,147	18,838
Total research and development expenses	71,598	53,154	57,566

For the nine months ended September 30, 2021, our research and development expenses were £53.2 million, as compared to £57.6 million for the nine months ended September 30, 2020. This decrease of £4.4 million was primarily attributable to a decrease in external research and development expenses of £5.7 million, partially offset by an increase in internal research and development expenses of £1.3 million.

For the nine months ended September 30, 2021, our external research and development expenses decreased by £5.7 million. This was driven by a reduction in spend of £8.7 million incurred for our tebentafusp program due to a reduction in clinical trial activity as we seek regulatory approval and prepare for commercial launch, with the FDA and EMA having accepted our applications for review of the approval of tebentafusp in August 2021. In addition, there was a decrease of £1.0 million of costs incurred in connection with activity on our IMC-I109V program due to both clinical study initiation costs incurred during the nine months ended September 30, 2020 and a reduction in clinical trial activity in the current period partly due to the ongoing impact of the COVID-19 pandemic and completion of manufacturing work earlier in the nine months ended September 30, 2021. These decreases were partially offset by an increase of £2.6 million in clinical trial expenses incurred for our IMC-F106C program, and a £1.5 million increase in expenses related to our other clinical trial programs.

For the nine months ended September 30, 2021, our internal research and development increased by £1.3 million. This was primarily due to an increase of £1.4 million in headcount related expenses comprising £2.7 million of share-based payment charge partially offset by a decrease of £1.3 million in other employee-related costs. These increases were partially offset by a decrease of £0.1 million in laboratory expenses.

Administrative Expenses

For the nine months ended September 30, 2021, administrative expenses were £64.0 million, compared to £31.6 million for the nine months ended September 30, 2020, an increase of £32.4 million.  The administrative expenses for the nine months ended September 30, 2021, of £64.0 million, comprised the following:

•	a share based payment charge of £24.4 million which has increased by £19.3 million compared to the comparative period;
•	other employee related expenses of £10.9 million, a decrease of £1.7 million;
•	pre-commercial expenditure related to tebentafusp of £11.2 million, an increase of £10.4 million;
•	legal and professional fees of £7.6 million, an increase of £4.7 million primarily attributable to the IPO and additional costs incurred as a result of being a public company;
•	depreciation of property, plant and equipment of £5.3 million, a decrease of £0.5 million;
•	other corporate costs of £5.7 million, an increase of £0.6 million reflecting higher infrastructure costs; and
•	favourable foreign exchange movements of £1.1 million, compared to £0.7 million in the comparative period, a decrease of £0.4 million

Net Other Operating (Expense) / Income

For the nine months ended September 30, 2021, net other operating expense totalled £0.1 million compared to net other operating income of £0.4 million for the nine months ended September 30, 2020.  The movement of £0.5 million is due to the write-off of leasehold improvement assets of £0.2 million during the nine months ended September 30, 2021 and a gain of £0.2 million on the remeasurement of a right of use asset following the reduction in lease term for the associated leasehold property during the three months ended September 30, 2020.

Finance Income

For the nine months ended September 30, 2021, finance income was £42,000 compared to £2.0 million for the nine months ended September 30, 2020. This decrease reflects the movement in fair value of the derivative liability for £1.3 million, a foreign exchange call option over certain series B preferred shares which was settled in full on March 2, 2020. In addition, there was a decrease in bank and other interest receivable on cash and cash equivalents of £0.6 million.

Finance Costs

For the nine months ended September 30, 2021, finance costs amounted to £4.5 million, compared to £2.3 million for the nine months ended September 30, 2020. This increase of £2.2 million is primarily due to an increase in interest expenses on financial liabilities measured at amortized cost of £3.0 million reflecting our loan from Oxford Finance of $50 million which was drawn down on November 6, 2020, including £0.5 million relating to a fee that became due to Oxford Finance upon completion of the IPO.  During the nine months ended September 30, 2020 interest expenses on financial liabilities of £0.2 million reflected our outstanding loan from the Gates Foundation, which converted into series B preferred shares on March 2, 2020.  This increase is partially offset by a £0.5 million decrease in interest on lease liabilities reflecting the termination of two leasehold properties subsequent to the nine months ended September 30, 2020 and a £0.3 million decrease in the loss from a change in the fair value of the embedded derivative asset also following the conversion of our outstanding loan from the Gates Foundation.

Income Tax Credit

For the nine months ended September 30, 2021, the income tax credit amounted to £9.6 million compared to £11.1 million for the nine months ended September 30, 2020. This decrease of £1.5 million relates to a reduction in the proportion of operating costs in the period that are eligible for the U.K. R&D tax credit regime, primarily the non-cash share-based payment charge and pre-commercial expenses incurred in the period together with a reduction in research and development costs of £4.4 million.

Liquidity and Capital Resources

Sources of Liquidity

While we have recorded pre-product revenue for the sale of tebentafusp under a compassionate use program, we have not generated any revenue from the sale of marketed pharmaceutical products since our inception, and we have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned clinical and commercial activities. As a result, we will need additional capital to fund our operations until such time as we can generate significant revenue from product sales.

We do not currently have any approved products and have never generated any revenue from approved marketed product sales. We have funded our operations to date primarily with proceeds from sales of equity securities, debt financing and collaboration agreements. Through September 30, 2021, we have raised an aggregate of $1,135.1 million through private placements of our ordinary and preferred shares, payments from our collaboration partners, debt financing and most recently, the completion of our IPO where we listed our ADSs on the Nasdaq Global Select Market and raised gross proceeds of $297.1 million. In addition to the ADSs sold in the IPO, we completed the concurrent sale of an additional 576,923 ADSs at the IPO price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Gates Foundation.

As of September 30, 2021, and December 31, 2020, we had cash and cash equivalents of £256.6 million and £129.7 million, respectively.

Other than our debt facility with Oxford Finance described below, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments described below.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Nine Months Ended September 30,
	2021	2021	2020
	$’000	£’000	£’000
		(unaudited)
Cash and cash equivalents at beginning of year	174,727	129,716	73,966
Net cash flows used in operating activities	(107,461)	(79,778)	(40,674)
Net cash flows used in investing activities	(137)	(102)	(670)
Net cash flows from financing activities	278,413	206,691	23,978
Net foreign exchange difference on cash held	32	24	87
Cash and cash equivalents at end of period	345,574	256,551	56,687

Operating Activities

Net cash used in operating activities increased to £79.8 million for the nine months ended September 30, 2021 from £40.7 million for the nine months ended September 30, 2020. This increase of £39.1 million is primarily due to a £38.9 million net income tax credit received during the nine months ended September 30, 2020.  While operating losses were £31.3 million higher in the nine months ended September 30, 2021, £21.9 million of this increase in losses related to the non-cash share payment charge of £27.1 million (nine months ended September 30, 2020: £5.2 million). In addition, working capital movements in the nine months ended September 30, 2021 were £10.1 million more favourable when compared to the same period in 2020. This was as largely as a result of an increase in trade and other payables of £3.1 million in the nine months ended September 30, 2020 compared to a decrease of £6.2 million in the same period in 2020.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2021 was £0.1 million compared to net cash used in investing activities of £0.7 million for the nine months ended September 30, 2020. This was primarily related to a £2.0 million decrease in capital expenditure on plant, property and equipment, offset by a £1.0 million lease capital contribution and a £0.3 million increase in sub-lease proceeds.

Financing Activities

Net cash from financing activities during the nine months ended September 30, 2021 was £206.7 million primarily reflecting the net proceeds we received of £211.0 million from the IPO which closed in February 2021. These inflows were partially offset by payments of £4.9 million in connection with our lease liabilities and the debt facility with Oxford Finance. We also received £0.6 million from the exercise of share options in the nine months ended September 30, 2021. Net cash from financing activities during the nine months ended September 30, 2020 was £24.0 million. This represented gross funding of £47.1 million from the second and final close of the series B preferred share financing in March 2020 offset by £19.9 million which was non-cash consideration arising from the conversion of the Gates Foundation convertible loan into series B preferred shares.

Operation and Funding Requirements

Since our inception, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of £442.0 million as of September 30, 2021. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue research and development and clinical activities for our product candidates. In addition, due to our IPO in February 2021, we have and expect to continue to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

•	continue to advance our clinical trials and the development of our pre-clinical programs;
•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;
•	change or add additional suppliers;
•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;
•	seek to attract and retain skilled personnel;
•	create additional infrastructure to support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;
•	seek marketing approvals and reimbursement for our product candidates;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;
•	acquire or in-license other product candidates and technologies;
•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and
•	experience any delays, interruptions or encounter issues with any of the above, including any delays or other impacts as a result of the COVID-19 pandemic.

We held cash and cash equivalents of £256.6 million as at September 30, 2021. We believe that our existing cash and cash equivalents, together with our debt facility, is sufficient to enable us to fund our planned operating expenses and capital expenditure requirements until at least the third quarter of 2023. This estimation of funding requirements includes an assessment of the forecasts including the ongoing impact of the COVID-19 pandemic. We have based this estimation of capital requirements on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•
the progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll subjects and manufacture soluble bispecific TCR product candidates for our ongoing, planned and potential future clinical trials;

•	the time and costs required to perform research and development to identify and characterize new product candidates from our research programs;
•	the time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;
•	our ability to successfully commercialize our product candidates, if approved;
•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, EMA and other authorities’ regulations;
•
the amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	the sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•	the cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;
•	the terms and timing of any revenue from our existing collaborations;
•	the costs of operating as a public company;
•	the time and cost necessary to respond to technological, regulatory, political and market developments;
•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the costs, associated with, and terms and timing of, any future any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and
•	the inability of clinical sites to enroll patients as healthcare capacities are required to cope with natural disasters, epidemics or other health system emergencies, such as the COVID-19 pandemic.

A change in the outcome of any of these or other variables with respect to the development of any of our current and future product candidates could significantly change the costs and timing associated with the development and commercialization of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Until we can generate sufficient product and royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements as well as grant funding. If we are unable to obtain additional funding on favorable terms when needed, we may have to delay, reduce the scope of or terminate one or more of our research and development programs or clinical trials.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020, respectively, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34. The preparation of the unaudited condensed consolidated interim financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year.

The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they become known and are applied prospectively.

Those judgements and estimates made, together with our significant accounting policies, are set out in the consolidated financial statements of the Group for the year ended December 31, 2020. There have been no material changes to these accounting policies for the nine months ended September 30, 2021.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Significant Accounting Policies,” to our unaudited condensed consolidated interim financial statements included in Exhibit 99.1 of this Report.

COVID-19 Business Update

With the global spread of the ongoing coronavirus 2019, or COVID-19, pandemic since the first quarter of 2020, we have implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business, including our preclinical studies and clinical trials.  While we are experiencing limited financial impacts at this time, given the global economic slowdown, the overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic, our business, financial condition and results of operations could be materially adversely affected. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy as required or recommended by government authorities or in the best interests of our employees and business partners.

To date, the COVID-19 pandemic has resulted in a short-term delay of approximately six months in progressing our early-stage pipeline programfor our Phase 1 clinical trial in HBV. In addition, our current and planned clinical trials may also be affected by the COVID-19 pandemic, including (i) delays or difficulties in enrolling and retaining patients in our clinical trials, including patients that may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services; (ii) delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff; (iii) diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials and, because as healthcare providers, may also have a heightened exposure to COVID-19 and adversely impact our clinical trial operations; (iv) interruption of our future clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and (v) limitations in employee resources that would otherwise be focused on the conduct of our planned clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

The COVID-19 pandemic remains a rapidly evolving situation. We will continue to closely monitor, assess and mitigate the effects of the COVID-19 pandemic on our business.